UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             -----------------------------
FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2006
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

-----------------------------------------------------------------------------
1. Investment Company Act File Number:        Date examination completed:

811-06082	                                  December 8, 2003

-----------------------------------------------------------------------------
2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

-----------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:

Provident Riverfront Funds
-----------------------------------------------------------------------------
4. Address of principal executive office (number,street,city,state,zip code):

5800 Corporate Drive
Pittsburgh, PA  15237-7010

-----------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.


ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Riverfront Funds

We have examined management's assertion, included in the Management's Representation letter dated October 14, 2004, that Riverfront Money Market Fund, Riverfront Government Income Fund, Riverfront Select Value Fund, Riverfront Balanced Fund, Riverfront Small Company Select Fund, and Riverfront Large Company Select Fund (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 8, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted, without prior notice, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 8, 2003, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 through December 8, 2003:

1.  Confirmation of all securities held by institutions in book entry form;

2. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

3. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Provident records; and

4. Agreement of nine (9) security purchases and nine (9) security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Riverfront Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 8, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Riverfront Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
Chicago, Illinois
October 14, 2004





Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

January 15, 2003

We, as members of management of Riverfront Funds (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 8, 2003, and from October 31, 2003 through December 8, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 8, 2003, and from October 31, 2003, through December 8, 2003, with respect to securities reflected in the investment account of the Company.

Riverfront Funds


By:

/s/ Duane A Dewey

Duane A. Dewey-President



/s/ Timothy S Johnson

Timothy S. Johnson-Secretary



/s/ C John Ollier

C. John Ollier-Treasurer